

August 5, 2010

Mr. Gerry Berg
President
Friendly Auto Dealers, Inc.
4132 South Rainbow Road, Suite 514
Las Vegas, Nevada 89103

> **Re:** **Friendly Auto Dealers, Inc.**
> **Form 8-K**
> **Filed August 2, 2010**
> **File No. 333-147560**

Dear Mr. Berg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Changes in Registrant's Certifying Accountant

1. Please amend your Form 8-K to include the disclosure required by Item 304(a)(1)(ii) of Regulation S-K. In this regard, your disclosure should address the uncertainty related to your ability to continue as a going concern, which is included in the Report of Independent Registered Public Accounting Firm for the audits of the two most recently completed fiscal years.

2. Please amend the Form 8-K to disclose whether there were any disagreements, as described in Item 304(a)(1)(iv) of Regulation S-K, with Kyle Tingle, CPA during the two most recent fiscal years and subsequent interim period through the date of dismissal.

3. Please amend the Form 8-K to disclose whether you have consulted with Chang G. Park, CPA during the two most recent fiscal years and subsequent interim period through the date of engagement. Refer to Item 304(a)(2) of Regulation S-K.

4.   In your amended Form 8-K, include an updated Exhibit 16 letter from the former accountant referencing the revised Form 8-K. Please ensure that the letter includes a complete reference to the date of the amended Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3446 if you have questions.

Sincerely,

Jaime G. John
Staff Accountant